SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 445-3986	jbonnie@stblaw.com

September 30, 2009

VIA COURIER AND EDGAR

Re:	Cohen & Steers, Inc.
Registration Statement on Form S-3
File No. 333-161230

Chambre Malone, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Dear Ms. Malone:

On behalf of Cohen & Steers, Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement relating to the offering from time to time by Cohen & Steers and certain selling stockholders of shares of its common stock, marked to show changes from the Registration Statement as filed on August 10, 2009. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated September 4, 2009, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Cohen & Steers.

Securities and Exchange Commission	-2-	September 30, 2009

General

1.	Please tell us supplementally the date on which and the manner in which the selling shareholders received the shares.

Cohen & Steers advises the Staff that the selling shareholders received the shares (1) in August 2004 pursuant to an internal reorganization effected prior to the completion of the company’s initial public offering, (2) in August 2004 pursuant to purchases made at the time of the company’s initial public offering or (3) on various dates between December 2004 and January 2008 pursuant to the award of restricted stock units granted pursuant to the Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan.

2.	We note that you are carrying forward 15,975,000 shares from an expiring registration statement on Form S-3 (File No. 333-136774). Please tell us whether you intend to include shares from any other of the other selling shareholders listed in your prior registration statement. If so, please be advised that you must also list those selling shareholders in the selling stockholder table of the current registration statement.

Cohen & Steers acknowledges the Staff’s comment and advises the Staff that it does not intend to include shares from any of the other selling shareholders listed in its prior registration statement.

3.	We note your disclosure that the offered shares may include shares to be delivered pursuant to outstanding restricted stock units. We also note that your legal opinion covers shares issuable pursuant to restricted stock units. Please clarify, in your selling shareholder table and the legality opinion, what number of shares is already outstanding and what number of shares underlie RSUs. Please also briefly address what conditions, if any, must be met in order for the selling shareholders to receive the shares.

Cohen & Steers advises the Staff that, prior to the original date of filing of the Registration Statement, Mr. Cohen (and a trust of which his spouse serves as trustee) beneficially owned 11,780,677 outstanding shares and held restricted stock units pursuant to which 140,631 shares are scheduled to be delivered and Mr. Steers (and trusts of which he and his spouse serve as trustee) beneficially owned 11,776,990 outstanding shares and held restricted stock units pursuant to which 140,631 shares are scheduled to be delivered. The future delivery of shares pursuant to the restricted stock units is subject to, in certain cases, continued service and compliance with certain restrictive covenants by Mr. Cohen or Mr. Steers, as the case may be. In response to the Staff’s comment Cohen & Steers has revised its disclosure under the caption “Selling Stockholders” and the legal opinion filed as Exhibit 5.1 to the Registration Statement to clarify the foregoing.

4.	Footnote (2) to the table indicates that the “shares beneficially owned” does not include shares underlying the RSUs. To the extent that the selling shareholders have a right to acquire shares underlying the RSUs within 60 days, the selling shareholders are deemed to beneficially own those shares, and the shares should be reflected in the table. Please see Exchange Act Rule 13d-3, and revise your table and notes thereto accordingly.

Cohen & Steers advises the Staff that the selling stockholders do not have a right to acquire the shares underlying the RSUs within 60 days. In response to the Staff’s comment Cohen & Steers has revised the notes to the table included under the caption “Selling Stockholders” to expressly so indicate.

Securities and Exchange Commission	- 3 -	September 30, 2009

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Pamela Long, Esq.

Cohen & Steers, Inc.

Salvatore Rappa, Esq.